 ex991.htm
Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

  LABOPHARM COMMENTS ON JUDGMENT IN PURDUE APPEAL OF DECISION RELATING TO PATENTS

LAVAL, Québec (June 4, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today commented on the outcome of the appeal by Purdue Pharma Products L.P. and the cross-appeal by Par Pharmaceutical Companies, Inc. of the decision of the United States District Court for the District of Delaware (the Court) in August 2009 on patent-infringement litigation initiated by Purdue against Par relating to Ultram® ER ( tramadol hydrochloride extended-release tablets).

In its decision of August 2009, the Court entered judgment in favor of Purdue and against Par on the issue of infringement and rejected Par's claim that the patents were unenforceable for inequitable conduct. The Court, however, entered judgment in favor of Par and against Purdue on the issue of validity, citing obviousness.  On June 3, 2010, the United States Court of Appeals for the Federal Circuit entered judgment upholding the lower court’s original decision.

The August 2009 judgment permitted Par to market its generic formulation of Ultram ER in the U.S. following receipt of final regulatory approval from the U.S. Food and Drug Administration.  Labopharm’s once-daily tramadol product, RYZOLT™, is marketed in the U.S. by Purdue, however, Ultram® ER, and therefore any generic version of it, is not therapeutically equivalent (A/B rated) to RYZOLT™, and cannot be substituted for RYZOLT™.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada. Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207

For Investor Relations and Media Inquiries:

Lawrence Chamberlain

Investor Relations

Tel:  (416) 815-0700

lchamberlain@equicomgroup.com

French:

Joe Racanelli

Tel:  (514) 844-7997

jracanelli@equicomgroup.com